JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

September 13, 2023

Ms. Karen Rossotto

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

REX IncomeMax AMD Strategy ETF

REX IncomeMax AMZN Strategy ETF

REX IncomeMax TSLA Strategy ETF

REX IncomeMax BIIB Strategy ETF

REX IncomeMax DIS Strategy ETF

REX IncomeMax EEM Strategy ETF

REX IncomeMax GDXJ Strategy ETF

REX IncomeMax GOOG Strategy ETF

REX IncomeMax META Strategy ETF

REX IncomeMax MSFT Strategy ETF

REX IncomeMax MSTR Strategy ETF

REX IncomeMax PYPL Strategy ETF

REX IncomeMax SLV Strategy ETF

REX IncomeMax SMH Strategy ETF

REX IncomeMax SNOW Strategy ETF

REX IncomeMax TLRY Strategy ETF

REX IncomeMax V Strategy ETF

Dear Ms. Rossotto:

This letter provides a response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comment of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on September 8, 2023. For your convenience, I have summarized the comment in this letter and provided the Trust’s response below the comment.

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

September 13, 2023

Preliminary or General Comments

Please file this comment response letter on EDGAR.

Response: As requested, the Trust will file this comment response letter on EDGAR.

1.	Comment: Please provide a representation that each Fund’s underlying corporate issuer (i.e., the reference asset) is exchange listed and has been for at least a year. In addition, please provide a representation that each Fund’s underlying corporate issuer has disclosed in their respective Form 10-K that their respective market capitalization is in excess of $75 million. To the extent the reference asset is another investment company, you may make a similar representation based on information on the investment company’s website.

Response: REX Advisers, LLC, the investment adviser for each Fund (the “Adviser”), has represented to Practus, LLP and the Trust that each Fund’s underlying corporate issuer is exchange listed and has been for at least a year. In addition, the Adviser has represented that each Fund’s underlying corporate issuer has disclosed in their respective Form 10-K that their respective market capitalization is in excess of $75 million, and where the reference asset is another investment company, the investment company’s website or other reliable publicly available information reasonably suggest the investment company has in excess of $75 million in market capitalization.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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